Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: October 15, 2021

Transcript: Athena Pubco BV Investor Update Video Conference held on October 13, 2021

Ujjal Basu Roy, ICR (00:00:43):

Good morning and welcome to the Allego Analyst Day.

Before we start I would like to remind you that the discussions during this presentation will include forward-looking statements and that actual results may differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ are discussed in the registration statement on Form F-4 filed by Athena Pubco B.V. with the SEC under the captions “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and in Spartan Acquisition Corp. III.’s SEC filings. The discussions during this call will also include certain financial measures that were not prepared in accordance with Generally Accepted Accounting Principles. Reconciliation of those non-GAAP financial measures to the most directly comparable IFRS financial measures can be found in the investor presentation for this call and in Athena Pubco B.V’s SEC filings. Additional important disclaimers can be found on slides two through four of the investor presentation. The investor presentation which will be filed today can also be found on the Allego investor website at https://www.allego.eu/business-combination.

There will be audio Q&A only at the end of presentation. Please limit yourself to one question and one follow-up during the Q&A until everyone has had a chance. I would now like to turn it over to Mathieu Bonnet, Chief Executive Officer of Allego.

Mathieu Bonnet (00:02:02):

Thank you very much. Very happy to be here to present our business today and thank you very much for your attendance. I am Mathieu Bonnet, the Chief Executive Officer of Allego. I joined the company two years ago. It was a great opportunity for me given that I’ve spent 16 years in the clean energy sector, managing Large Cap, SEM-run companies. I was CEO of the largest independent hydro company in France with an [inaudible 00:02:34] of more than EUR 500 million. I developed as well a portfolio of wind and solar and launched in the same sector several start-ups. So with this background I can bring very valuable experience to steer Allego to its next phase of development with my team. And I leave here the floor to Ton.

Ton Louwers (00:02:56):

Good morning, everyone. Ton Louwers, CFO for the company. Pleased to meet you. I joined Allego early 2018, so I’m with the company for almost four years now. I have a 30 year finance background. I’ve worked with some large-scale international companies in the industrial sector, and always engaged in driving transformation and/or growth. And as you will know, there’s plenty of that in this beautiful industry so I am where I should be.

Alexis Galley (00:03:27):

Good morning, everyone. My name is Alexis Galley, I’m the CTO of the company. I’ve been working for Allego since 2019, and this is a very exciting commitment. My background consists in running high-tech companies for the large 20 years, and in the last 10 years I’ve been focusing on platform for the energy sector, exclusively.

Mathieu Bonnet

So what is Allego exactly? Allego is a leading, pan-European public fast and ultra-fast network and we are active first in the biggest EV market in the world which is Europe. And you can see in the map where we are in already in 12 countries. Practically speaking, we are operating around 27,000 public charging ports and that’s represent 13,000 sites, public and non-public as well. We had in 2020 a gross margin of nearly 13 percent on, on our chargers and we project in 2021 to be positive [inaudible 00:04:38].

Mathieu Bonnet (00:04:37):

An important metrics for us: that’s the Unique Network User we have, and we have as of September 2021 more than 500,000 and nearly 80 percent of them are recurring one, meaning that they like our charging station. An important point as well is our growth during the last three years, we have great growth, around 100 percent with a strong revenue. And the last one, we will talk about that later on, that’s our utilization rate on our ultra-fast charger and it is already at 6.6 percent. And for us, 100 percent, just for the metrics to understand it, represents 50 session per day on our chargers. And we are already at 6.6 percent, increasing sharply. So with this very strong base information, we want to increase our leadership by massively investing in our fast and ultra-fast charging station.

Ton Louwers (00:05:44):

A few words on the history of the company. The company has always been pioneering the EV charging market in Europe. Originated in 2013 as part of a Dutch utility company, we started to build back then in line with early stage market conditions, the first slow EV charging public network in the Netherlands. And from there, we started both expanding in Europe and at the same time, developing more and more fast and ultra-fast capabilities. And in parallel, we also developed a close relationship with the European Union to further accelerate that knowledge.

Ton Louwers (00:06:19):

And one of the first results from all of this was a deployment of a fast charging network in the Netherlands, Germany, and Belgi and then followed quickly by the deployment of the ever-first ultra-fast charger in Europe. In 2018, Meridiam acquired the company. We knew each other from discussions we had on one of the upcoming European programs called Mega-E, and soon after acquisition, we continued the development of the company, as well as the development of this program which we successfully concluded.

Ton Louwers (00:06:52):

In the meantime, we had businesses in nine European countries, followed by another three in the years thereafter, leading to our current presence in 12 European countries. And ever since 2017, as you can see at the bottom of the slide, revenues increased with a [inaudible 00:07:08] of more than 100 percent. And with our history of pioneering and being in the front-end of the market, we expect to continue that growth for the years to come, up to the EUR 1.2 billion projected for 2026.

Mathieu Bonnet (00:07:23):

So what do we do exactly? What is our business model? At Allego, we have two revenue streams, two activities. The first one, from the left of the slide, it is our own public network. Here, and I’ve just mentioned that on the first slide, here we select the site and we install our own charging station and we sell charging sessions to the EV drivers directly. And we have as well as second one, on the right, which consist in selling charging solution to B2B customers and here, these customers can be very diverse like corporations, municipalities, or public transport authorities, for instance.

Mathieu Bonnet (00:08:04):

We do that and that’s very important in our DNA with two characteristics. First, we are car agnostic, meaning that we can charge any cars. And that’s very important because we want to make sure that we can capture all the traffic around our charging station and to miss nobody. And the second characteristic is our technology. We are technology-focused company. When we began the company in 2013, we developed at the inception our own unique proprietary platform, software platform in order to operate all o-our chargers. That can be very diverse and this technology is key to being efficient in our business. And we are very proud to our in-house hold this technology with us.

Mathieu Bonnet (00:08:57):

To give a bit more flavor about our positioning in Europe, you see the number of sites we operate as fast and ultra-fast charging stations, so we are number one now. Of course, there are other networks which is good in a way because it means that we have the business and market. But you can see that user networks, either they are very focused on some specific countries like the one like EnBW that were used in the utility. Or for the pure payer with a large footprint as Allego they are much tinier than we are like Ionity or Fastned. So indeed, we are now the undisputed pan-European leader for fast and ultra-fast public network.

Mathieu Bonnet (00:09:42):

Think that’s important to focus a bit about our model in terms of the EV value chain. You see on the top of the slide the different components of this value chain and you see in green where we are. Actually, we are, I would say, everywhere except upstream. Upstream, for us, that’s the [inaudible 00:10:04] power supply so we don’t own our own generating power supply. And most, maybe, most importantly, we do not manufacture chargers. It was a choice and that’s an important one, at the beginning of inception of life of the company, not to do that but to focus on intelligent layer, software layer to manage different type of hardware.

Mathieu Bonnet (00:10:29):

We considered that time and it’s still the case that it is a commoditized market in the different segment we are in: slow charging, fast charging, and ultra-fast charging. And we have seen many, many new new commerce in this area by the way. But we wanted to, to prefer again to, concentrate in a management of this charger. And on this thought, we are everyone, from the selections of the sites with our tool Allamo that enables us to select the best site with the highest traffic to the operation and the management of our charging station with the EV cloud. And because of these software platforms, we can be efficient and reuse our cost of operation.

Mathieu Bonnet (00:11:15):

And to give maybe more flavor about this value chain in terms of companies, here you have some names. On the right, you have the hardware manufacturers, like EVBox or ChargePort-, Point, sorry. We do not compete directly with them because they manufacture mainly some equipment. They can be some suppliers like EVBox. And when we do have an offer that overlap, we consider that our offering in the B2B charging solution segment is larger than these ones.

Mathieu Bonnet (00:11:51):

And regarding the operator of networks so there you can see that in the middle or on the right of the slide, I will like you to remember three things about Allego. The first one is that we are diagnostic contrary to some other network that are, OEM-captive like Tesla network where you can only charge Teslas. The second one, that’s our geography. We are in the largest EV market in the world with, with Europe, contrary with EVgo which is an interesting comparable but in the US. We are in Europe. And the third point to remember, that’s our size. Because of our two-stream work activity, we have larger size in terms of revenue than the other o-, operators. And we have biggest network and that’s important in terms of industry relation because that’s not the same to manage tens of thousands of chargers compared with thousands of chargers. And of course, we have our B2B offer that, and very few or none independent operators do that as well.

Alexis Galley (00:12:59):

So understand, we tend to focus for our own network on the ultra-fast charging and fast charging. So why are these segments more attractive in terms of margin generation? Let’s do a small simulation.

Alexis Galley (00:13:14):

I’m an EV driver, we need to charge my battery from 20 percent to 80 percent. If I go on AC charger, typically in Europe 11 kilowatt it will take me almost to more than four hours to charge up my battery. On a fast charger of 50 kilowatt, it will take me about 50 minutes. And on an ultra-fast charger, it will me 10 to 15 minutes. So the value proposed to the customer in terms of charging services is clearly different and the prices are set accordingly. So we put for the same charging session that I’ve discussed, the price that the EV driver will pay currently in Europe. It goes from $14 on an AC charger to about $30 on an ultra-fast charger. And [inaudible 00:14:08] the cost of goods structure is very similar from one technology to another. We are able to generate higher margin on ultra-fast charger and fast charger.

Alexis Galley (00:14:21):

What is also extremely important is the specificity of the European market. And we put at the bottom a comparison with the cost of the refueling through gasoline, with gasoline to get the equivalent additional range. So for this same additional range, a driver today will pay $34-$35 which shows that currently in Europe, gasoline refueling is on parity or more expensive than electricity for EV drivers for EV cars. The reason by that is clearly the price of the gasoline which is currently double in Europe versus the US and this is due to the high level of taxation that we have in Europe.

Alexis Galley (00:15:15):

In order to, to expand and run the number one chargers network in Europe, you need technology. Mathieu has mentioned that earlier. There are two main building blocks which constitute our technology. The first one is Allamo: this is our site identification and selection tool. The story of Allamo is quite simple. When we started eight years ago to put our, to send our first charger in the ground the result in terms of traffic were not always meeting our expectation. So we developed this tool which enabled us, thanks to [inaudible 00:15:59] large set of data, more than 100 factors to make a forecast, then to build a business case, a full business case for any individual site we are considering and then to optimize the number and the type of charger that we put on this charging station, and to compute the IRR. So we are able, thanks to this tool to determine your AI and obviously more configuration and to make our own decision in terms of investment.

Alexis Galley (00:16:35):

The second use of this tool is to identify proactively in a new region, a new area, for example in new country in Europe, where are the best premium location we are looking at. And once we have identified this premium location, we are able to contact proactively the land owners and to secure long-term lease agreement with exclusivity, that we want to have to put our charging station. So clearly Allamo is today the most sophisticated tool existing in the world up to our knowledge. This is [inaudible 00:17:18], this is a competitive advantage too we have and we constantly back-test it and try to improve it to secure this advantage we have over the competition. The second piece of technology on the right is Allego EV Cloud. Allego EV Cloud, this our CPO tool our platform which we provide us with all the necessary services from site-onboarding to operation 24 hours a day and seven days a week. It includes billing and [inaudible 00:17:51] but also smart-charging services where we are proud of being the most advanced in Europe. Something is key with this platform which is the scalability it provides us with. Scalability is key if you want to achieve the plan that we have. And we have made the choice, which is different with our competitor to completely control this technology internally which enable us to provide changes to straight to the market, for example payment methods, and also to secure this scalability I’ve mentioned. One important characteristic of this platform is the up-time, and we have currently an up-time which is superior to 99.5 percent on our network.

Alexis Galley (00:18:42):

If we now go onto the market the European market is booming. Mathieu has mentioned, this is the number one market in the world, except China. Our expectation in terms of fast-charging power demand at the bottom right, is that the European market in 2025 will be triple the US market. There are reasons for that, mostly first driver which is the regulation. Our regulation started with incentivization program in Europe. You can get up to EUR 10,000 incentive if you buy an EV car. But more importantly, we simply have moved toward restitutive regulation. More than 11 countries have announced ban, complete ban of ICE car as early as 2025. And recently, mid-July, the European Commission has announced a bill that intend to completely prohibit the sale of ICE car in 2035. So that’s the first driver which is behind this acceleration and this booming phase.

Alexis Galley (00:20:06):

The second one is the geography. If you’re familiar with Europe you know that we have a lot of cities which are very dense and this density means that there is a scarcity of in-home parking capability. For example, in Netherland where the company is located, 70 percent of the housing don’t have a parking place to charge with electricity. The second important factor of this scarcity is that there is not enough place to put AC charger everywhere in the cities. And this is trend which is pushing toward fast and ultra-fast charging station in cities or in suburban area. And that’s really our key market.

Alexis Galley (00:20:57):

On this slide, I would like to you to pay attention to one figure which is the Total Addressable Market in 2025 of 56 Terawatt-Hour as in comparison, if you go as announce as a forecast for the US market, 34 Terawatt-Hour in 2027. Our Serviceable Addressable Market, public fast charging, should represent nine Terawatt-Hour. And we expect to capture one point one Terawatt-Hour which mean a market share of approximatively 12 percent.

Alexis Galley (00:21:33):

So as a summary, we consider that the fast charging market is driving most of the growth of the EV charging market in Europe. We’ve put at the bottom what our expectation in terms of market share. In light green you have the market share of the total EV charging market. Public fast charging is expected to represent from 6 percent today to 20 percent in 2030. This 20 percent, meaning 40 Terawatt-Hour which represent the US$20 billion market. So all these factors taken together including the 12 percent market share, should drive us to the EUR 1.2 billion turnover that Ton has presented at the beginning of the presentation. And I have a proof point that this 12 percent market share is reasonable. This is the combined market share we have already acquired on the German and [inaudible 00:22:50] market which are two major market in Europe.

Mathieu Bonnet (00:22:55):

So in order to address this growing market that Alexis just presented, we have our two activities here representing. On the left, you have our own public fast and ultra-fast network and our goal is very clear. We want to be the largest and the fastest network in Europe. And with that, we project to reach the revenue of nearly EUR 900 million in 2026 with a gross margin on our ultra-fast charger of 50 percent.

Mathieu Bonnet (00:23:25):

And regarding our second activity we want to reach and we project to reach with these one to address the market, this moving market: EUR 320 million with a gross margin of 25 percent. And these activities, even though they do not have the same gross margin, complement each other. That’s the reason why they are very important for us to work with these two feeds. Why that? Because we have synergies, we have synergies of competencies, competencies that enable us to develop our own network but as well to offer the best charging solution and experience to our B2B customers.

Mathieu Bonnet (00:24:02):

The second synergy is our platform. We use the same platform to onboard and operate our own chargers on our network, but as well third-party chargers. And the third synergy is the network, I think, because the larger our own network is, the more interesting it is for our B2B customers to partner with us because they can have as well access to our public chargers, fast and ultra-fast one, in order to charge in the go and for the feed operators, that’s more and more important.

Ton Louwers (00:24:40):

So zooming in on the, on the build-out of our own fast charging network, you will understand that we’re in that land-grab game and that location, securing locations is actually key. So on this slide, and we’ll take you from left to right, on the left side, you’ll see our existing presence, where we currently operate a bit more than 1,700 charging ports or around 750 locations, of which 50 percent roughly is owned and 50 percent on behalf of third parties. Prefer to strengthen this growth, we have what we call a secure back-log of around 800 additional sites are projected to add a bit more than 4,500 charging ports over time and this includes both initial set up, as well as follow-on investments over time to keep up with market demands. And when we say “secured” here, it means that we have a lease agreement in place for let’s say 10 to 15 years and even increasing as we currently see, and exclusivity is secured which basically means that no other party is allowed to come on site, at least not to put any chargers in the ground on the sites that we have actually secured.

Ton Louwers (00:26:02):

Next to the secured back-log, we have what we call a pipeline or a highly visible pipeline of around 500 sites to projected to add a bit more than 3,000 charging ports over time. Again, same methodology, so both initial configuration as well as follow-on investments. Here we have identified the sites and we’re currently discussing terms and conditions and mainly exclusivity with the site owners.

Ton Louwers (00:26:31):

Just two remarks on these pipelines and back-log. It takes about one and a half to two years to turn around 500 sites. So that, that gives you an idea of how long it’s going to take. So for us this means that these amount of sites will be deployed in ‘22 and ‘23, embarking in ‘24, and on the way that we actually compensate the site owners. I can share the following: initially, we could our hands on the sites for free because I think back then nobody knew what they were sitting on; over time, we progressed to our more fixed compensation so a, a fixed amount per parking place or per site, and what we’ve seen recently and increasingly seeing is that site owners also want a piece of the pie so we go to a more variable part which means a revenue share in almost all cases.

Ton Louwers (00:27:32):

And for us, that actually works out perfectly because on the one hand we’re in the same boat which means co-marketing those sites together to increase utilization. And secondly, what we experience is that site owners are willing to extend the lease terms to let’s say a longer period, so up to 20, sometimes 25 years to benefit to the max from the presence of us on those sites

Mathieu Bonnet (00:28:04):

So if we now go back to the second service activity, our charging solution sold to the B2B customers, this offer is very very broad. So we designed the solutions for them. We engineer them, it can consist in selecting charger depending of their need and the requirements. We can install them. We can maintain. We onboard them on our platform in order to monitor and to operate this charging station. And we can feed them as well with many data from our supply suite because of course they are very keen to understand the pattern of the, of the charging stations.

Mathieu Bonnet (00:28:44):

And for instance, just to give you example of the variety of this contract, we have one this year in 2021. At the beginning of this year, a brand new European contract with this we equipped with fast charges, all of their dealerships in Europe, at least in 40 countries, as well. Nissan wanted a one-stop-shop company to work with. So because we, our pan-European presence adding an experience in fast and ultra-fast charging, Allego was selected. And once we have installed a charger, we have a five year OEM contract behind. So we like that because it’s recurring revenue.

Mathieu Bonnet (00:29:24):

The second one, interesting one, it’s one we shared. We were quite instrumental to install the, their first ultra-fast charger in their fueling station because of our experience and we still have business with, with them.

Mathieu Bonnet (00:29:41):

On this slide, you’ll see some, some names of our customers. I’m pretty sure you’ll recognize them. We have four categories to work with them. So on the top left we have the fleet operators and the corporation, and we used some example we share, we work, sorry, with the [inaudible 00:30:06] to equip their backing in their garage. So it can be very, very large.

Mathieu Bonnet (00:30:12):

Regarding the hosts, on top right, this ones are partners we work with, either we install our own public chargers and station on their premises, like with big retailers, like in Germany high way or Casino in France or Van der Valk or Radisson, the Radisson Hotels a chain in Europe. Or they can as well use our services as B2B services to install their own charger like the Carrefour for example, for instance.

Mathieu Bonnet (00:30:47):

We have very strong experience with municipalities and we developed the inception of the company, the first slow-charging network with many of them. And so we work with Amsterdam, we work with Berlin, and then we work with London. So we are one of the few company able to work with different kinds of municipalities in different countries in Europe.

Mathieu Bonnet (00:31:10):

And the last category for us that we were in, they manufacture the car we charge. So that’s the reason why they are quite important and specific. I’ve mentioned Nissan but we have interesting ones, big one, with Kia, for instance, in order to manage all the flows for ordering home-charging, from the EV customers of Kia.

Mathieu Bonnet (00:31:34):

And the last example of what we do. We work with some freight operators, for instance, taxis operators in Amsterdam and we have this example we have designed the station at the right location they wanted to have their charging stations and chargers. And we designed specific access and because of that, we had very high utilization rate and before the Covid, just to give you an idea about that, we had 20 station per day which represents, and with the metrics I gave you at the beginning of the presentation, utilization rate of 14 percent. And now even with during the Covid, we had utilization rate of 14 percent. Just to understand what it means, in our BP, and we’re going to talk about that now with the financials in 2026 on average, our utilization rate is forecasted to reach 16 percent. So it means that this kind of charging station and network is quite resilient. And we can do the, do that, sorry, in the different countries we are operating in Europe.

Ton Louwers (00:32:44):

What you, what you saw in the beginning of the presentation is that part of the pioneering DNA we always had was building up a close relationship with the European Union. And actually on this slide, we see an overview of the European Union support programs we have won ever since the company has been started. And what you see is that we’ve always been one of the early stage companies in deploying fast and ultra-fast chargers throughout Europe. This started in 2015 with a small fast-charging program locally, in this case in Germany, expanding that through a bigger role-out of fast-chargers in more countries, through the first large-scale ultra-fast charging program deployed in an increased number of countries. So really pioneering together with the European Union and shaping the fast and ultra-fast charging market in Europe.

Ton Louwers (00:33:36):

In, 2018 and 2019, we actually secured the ultimate ultra-fast charging program called Mega-E to our portfolio. This is the first large-scale pan-European ultra-fast charging project with a Capex requirement of EUR 150 million, for which we received 20 percent subsidy or EUR 29 million. Yet to date, we have deployed around 29 sorry 24 mill-, 20-, EUR 29 million of this program so there’s still a lot to come. And obviously, that’s part of our plan. The majority of these locations still have to be built. So leveraging on this experience and know-how, we feel we’re very well positioned for any future program or initiative that will come to market, both on a local or on a European level. Here just quickly, Matthieu already touched upon that and you will understand that we can talk a lot about our performance if we want to, but to ensure that it’s also a bit more neutral. We pulled up some testimonies from both the user group on the lower part, as well as one of our partners. And what you actually see is that we’re being recognized for let’s say, delivering I think A-class charging experiences but also from the quote from the MD of Euronics, we’re “building true long-term partnerships.” And going back to the to the land-grab game and securing locations, for us it’s very important to stress this: that we are building long-term partnerships with our site partners to make sure that we’re in there for the long run and also for them.

Ton Louwers (00:35:26):

And on the left side, you see again, increasing number of unique users we have on our network, as well as the part that’s actually on a recurring basis coming to that on a monthly basis.

Ton Louwers (00:35:41):

All right. So, on the Unit Economics, so we’ll start talking a bit more on the financials as of here. First, the Unit Economics because I think it’s interesting to make you aware of how this works. So going back to the beginning, we have a secured a location and are ready to deploy. So, first thing we do is apply for a grid connection, to make sure that we have the power we need. Typically, what we do is oversize the starting grid connection to make sure that we’re able to deploy chargers rapidly over time whenever required. So we’ll start deploying the hardware as soon as the grid connection has been made available. and you can see on the Capex line what it actually comprises of.

Ton Louwers (00:36:37):

So initially we expect to have a Capex of EUR 300 to 350 thousand per site. This includes hardware, cost of installation but also some design cost et cetera, signage. It’s all there. We capitalize everything. Just to give you an idea, there’s around EUR 120 to 130 thousand of hardware and around the same amount of installation cost in its initial CAPEX. We expect to deploy initially three ultra-fast chargers, two fast charges, and two AC chargers. That’s how we build up the, the mobile and the business plan. In real life, this will always be the outcome of the [inaudible 00:37:24] motto as Alexei described. So, you know, it could be one of those chargers more or less depending on the outcome of the analysis of the two.

Ton Louwers (00:37:34):

We then expect to add one ultra-fast charger every two years to keep up with increased market demands as you would have seen from the market forecast. So once deployed, we’ll start tracking the utilization rate and as Matthieu explained for us on ultra-fast chargers, that’s 50 charging sessions per day. So if you see in Year One in this case, and by the way this is a real life case so it’s not a modeled case, it’s one of the sites we liked, we liked a lot of premium sites in the center of the Netherlands. So six percent here means three charging sessions per charger per day. And we’ll, we’ll track that over time to see wherever we need to start to deploying additional chargers.

Ton Louwers (00:38:24):

The reason why we actually use this real life side is that in the plan we built, in Year Five we are actually , below the 18 percent we currently project at. So we’re around 16 percent and here you see, we expect to be at 18 percent so ahead of the plan or, in other words, the plan has a certain conservatism in there.

Ton Louwers (00:38:51):

All pricing, we, in the model we built, we use an average price of 50 Euro cents per kilowatt hour. Here in the Netherlands we’re at the high side of the price range. Prices differ across Europe due to different circumstances. Here in the Netherlands, we’re at the high side again. So that’s why we use the 60 cent. We have inflated prices over time so there is no deliberate pricing strategy that we follow on. It’s just inflation and we did the same thing on the goal side. This then results in the gross margins you see here and the increase in the gross margin is actually the consequence of a very simple thing.

Ton Louwers (00:39:35):

We have fixed and variable components on every site. So the variable part, obviously, majority related to the cost of electricity, the [fish 00:39:43] component has, let’s say, consists of the other parts. And it given the fact that it’s fixed, it means that, you know, with charging sessions going up over time, utilization rates going up over time, the fixed part over time will actually decrease and hence the gross margin will increase. And also here we see that in Year Five, projected to be around 62 when a mobile [inaudible 00:40:11] we builds at 52, so again that points ahead of the plan.

Ton Louwers (00:40:17):

This then results in the paybacks and the IRRs, in this case, seven year IRRs, that you can see below. We’ve included two examples, one excluding and one including incentives. These are Mega-E sites so again, we will, we need to deploy a lot of those sites so we’re eligible for 20 percent subsidies or in this case, that’s EUR 65 thousand. That’s the Capex subsidy. And next to that, we’re also eligible for carbon credits which is actually five euro cents per kilowatt hour. So if we include those incentives, you see that the payback and IRR will either be better but even without them and I demonstrate that we don’t need those incentives to make sure that we have decent paybacks and IRRs.

Ton Louwers (00:41:05):

Just for the record, you know, we will always look for any incentive that we can get our hands on. And as we have shown, we have a pretty good track record on European levels so we’re well positioned for that.

Ton Louwers (00:41:20):

On the revenue. So, on the top side of the slide, you see the revenue projection for the years ahead so that this planned period actually ends in 2026. So we see the build-up of the revenue and first thing that we notice is that the services revenue which is the blue part, so coming from our third party revenues actually in the first two years is still very dominant but over time, the charging revenue will take over that dominancy for the revenue, which we like because as said, the margin here is projected to be north of 50 percent and on the services side, it’s around 30 percent. So that means that also we’ll see an increase of profitability.

Ton Louwers (00:42:10):

Two things on each of those components. On the services revenue, on the right bottom of the slide, I want to share that 2021 and ‘22 revenues are almost 100 percent secured. ‘21 is actually secured, ‘22 is to a large extent secured, which basically means that these revenues, and hence also the overall revenue for these years, is fairly predictable. On the charging revenue, on the bottom left side of slide, you see the little circles underneath the graph and those circles actually represent for each of those years, the amount of let’s say, the percentage of revenue for those respective years that is coming from what we call the locked-in site. So going back to the site overview that we gave with the backlog and the pipeline, if we add all the sites we have plus the ones we project to have from those two markets, we can easily calculate the percentage of revenue that generates for those respective years.

Ton Louwers (00:43:19):

So as an example, the 2025 revenue charging revenue will be for 50 percent coming from these locked-in sites. So that means that we also have good visibility on these charging revenues and once we secure those sites and again, we have to a large extent, actually makes these revenues not let’s say, recurring or locked-in or let- or not secured but actually locked-in, assuming that the market will develop as we as we show you.

Ton Louwers (00:43:57):

Okay. And on the next slide we’ve talked about revenue on the EBITDA. On the upper right side, you’re seeing, you can see 29, 22 revenues, so all of that in the meantime from 21, we, in our own words, we expect to be generating a positive operational EBITDA, starting this year. And as said, we’ll be increasing part of the revenue coming from the charging revenues with the high margin. We also expect that the EBITDA will develop almost as a consequence of that up to the EUR 500 million projected for ‘26, or 42 percent of revenue.

Ton Louwers (00:44:43):

Obviously we need the Capex for that to especially to build out our own network. So, the Capex requirement, let’s say the biggest part of that, by far the majority will go to the build-out over our network. And that starts at, as of next year. And a fair amount of the total Capex requirement is also allocated to the first, strengthening and build-out of our technology base as well as additional services we intend to deploy over the network. And this then also leads to, let’s say, visibility of positive operational or, sorry, Free Cash Flows in ‘25 and ‘26.

Ton Louwers (00:45:28):

On the next slide, we’ve actually brought this altogether. I think it’s fair to say here that with the proceeds from the envisaged business culmination, we expect all the equity needs to be fulfilled. We see good opportunities to include any debts in the future.

Ton Louwers (00:45:51):

And I just want to, two things about that. First of all, we experienced high appetite for infrastructure, debt-financing at the moment, either through corporate or through asset base project financing. And we actually were able to secure a debt facility in the past years when we were actually producing negative EBITDAs. So going forward, we don’t expect to have any issues in attracting new debt if and when required, given the fact that we expect to be operationally EBITDA-positive. So with this, I conclude our part and I hand back to [inaudible 00:46:35] for, for Q & A.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (“Athena Pubco”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of Athena Pubco’s common shares on the NYSE following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or Athena Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof filed by Athena Pubco in connection with the proposed business combination on September 30, 2021. All subsequent written and oral forward-looking statements concerning Spartan, Allego or Athena Pubco, the transactions described herein or other matters and attributable to Spartan, Allego, Athena Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and Athena Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, Athena Pubco or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 was filed by Athena Pubco with the SEC on September 30, 2021. Once declared effective, the Form F-4 will include a definitive proxy statement to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Athena Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and Athena Pubco urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, Athena Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, Athena Pubco’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, Athena Pubco’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.